UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, M3C1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 14, 2022, Sphere 3D Corp. (the "Company") was issued a deficiency notice by the Nasdaq Listing Qualifications Staff of The Nasdaq Stock Market LLC ("Nasdaq"). The notice was prompted by the Company falling out of compliance with Nasdaq Listing Rule 5605(c)(2)(A) (the "Audit Committee Rule"), which requires that issuers have an audit committee of at least three members who each meet the criteria for independence set forth in Rule 10A-3(b)(1). The letter does not affect the Company's listing on Nasdaq or its operations.

The Company fell out of compliance with the Audit Committee Rule due to an unsolicited discretionary bonus payment made by the Company to Patricia Trompeter, an Audit Committee member, outside of Board compensation, for work on certain business initiatives. Ms. Trompeter resigned from the Company's Audit Committee on March 7, 2022; however, she remains on the Company's Board of Directors. The Company is preparing a Nasdaq-required plan of compliance, which will include the replacement of Ms. Trompeter on the Audit Committee. The Company issued a press release related to the Nasdaq deficiency, dated March 18, 2022, a copy of which is attached hereto as Exhibit 99.1.

SUBMITTED HEREWITH

Exhibits

99.1	Sphere 3D Receives Deficiency Notice from Nasdaq

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: March 18, 2022	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer